Steven M. Przesmicki
+1 858 550 6070
przes@cooley.com

November 17, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Dana Brown
                John Stickel

Re: S&W Seed Company
       Amendment No. 1 to
       Registration Statement on Form S-1
       Filed November 3, 2017
       File No. 333-220792

To Whom It May Concern:

On behalf of S&W Seed Company (the "Company"), we are submitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the "Staff"), by letter dated November 14, 2017 (the "Comment Letter"), regarding Amendment No. 1 to the Registration Statement on Form S-1 referenced above (the "Registration Statement"), filed on November 3, 2017. The Company is also electronically submitting Amendment No. 2 to the Registration Statement, which has been amended in response to the Staff's comments (the "Amended Registration Statement").

Set forth below are the Company's responses to the Staff's comments. For the Staff's convenience, the numbered paragraphs below correspond to the Staff's numbered comments in the Comment Letter and we have incorporated the Staff's comments in italics.

General

1. Please include in your next amendment all information not permitted to be omitted by Securities Act Rule 430A. We note by way of example that you have omitted the number of subscription rights per common share and similar information.

Response: The Company respectfully acknowledges the Staff's comment and has included all such previously omitted information.

Cooley LLP 4401 Eastgate Mall, San Diego, CA 92121
t: (858) 550-6000 f: (858) 490-6420 cooley.com

November 17, 2017
Page Two

Exhibit 5.1

2. Please have counsel revise to opine that the rights are a binding obligation of the company under the law of the jurisdiction governing the rights agreement. Refer to Section II.B.l.f of Staff Legal Bulletin No. 19 for guidance..

Response: The Company respectfully acknowledges the Staff's comment and a revised legal opinion is being filed as Exhibit 5.1 to the Amended Registration Statement.

***

Please contact me at (858) 550-6070 with any questions or further comments regarding the Company's response to the Comment Letter.

Sincerely,

Cooley LLP

/s/ Steven Przesmicki

Steven M. Przesmicki, Esq.

cc: Mark W. Wong, S&W Seed Company
      Matthew K. Szot, S&W Seed Company

Cooley LLP 4401 Eastgate Mall, San Diego, CA 92121
t: (858) 550-6000 f: (858) 490-6420 cooley.com